EXHIBIT 1

[Desc Logo]

                             FOR IMMEDIATE RELEASE


    DESC ANNOUNCES FIRST QUARTER RESULTS FOR THE PERIOD ENDED MARCH 31, 2000
    ------------------------------------------------------------------------

Mexico City, April 26, 2000 - DESC, S.A. de C.V. ("Desc" or the "Company") (NYSE: DES; BMV: DESC), announced today its results of operations for the first quarter ended March 31, 2000.

                        DESC SA. DE CV. AND SUBSIDIARIES
                        --------------------------------
              Figures in millions of pesos (Ps.) and dollars (US$)

------------------------------ --------------------- --------------------- ----------------------
                                               1Q00                 1Q99(3)      CHANGE %
------------------------------ --------------------- --------------------- ----------------------
Sales (Ps.)                                   5,248                 5,819          -9.8%
------------------------------ --------------------- --------------------- ----------------------
Sales (US$)(1)                                  556                   527           5.3%
------------------------------ --------------------- --------------------- ----------------------
Exports(2)                                      243                   220          10.4%
------------------------------ --------------------- --------------------- ----------------------
Operating Income (Ps.) (1)                      580                   771         -24.8%
------------------------------ --------------------- --------------------- ----------------------
Operating Income (US$)                           62                    70         -12.4%
------------------------------ --------------------- --------------------- ----------------------
Operating Margin                              11.1%                 13.3%           --
------------------------------ --------------------- --------------------- ----------------------
EBITDA (Ps.)                                    838                 1,050         -20.2%
------------------------------ --------------------- --------------------- ----------------------
EBITDA (US$)(1)                                  89                    95          -6.5%
------------------------------ --------------------- --------------------- ----------------------
Net Income (Ps.)                                425                   857         -50.4%
------------------------------ --------------------- --------------------- ----------------------
Net Income (US$)(1)                              45                    79         -42.7%
------------------------------ --------------------- --------------------- ----------------------

(1) Figures in U.S. dollars for Sales, Operating Income, EBITDA and Net Income are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

(2)      Exports are calculated based on invoices for dollar-denominated sales.

(3) 1999 figures include the poultry business (Campi was sold during December 1999) and are thus not comparable; within the food section figures are presented without consolidating poultry results.

SALES
-----

For the quarter ended March 31, 2000, total sales increased 5.3% versus the same quarter of last year to US$556 million from US$527 million. This result is due primarily to improved volumes in the autoparts business (Unik) and chemicals (Girsa).

                     SALES BREAKDOWN (TOTAL US $556 MILLION)

                                NET SALES, 1Q2000

[Pie chart showing net sales for each sector as follows:

Unik                 US $277
Girsa                US $183
Agrobios             US $80
Dine                 US $16]

Exports reached US $243 million, 10.4% higher than the same period of last year, mainly attributable to increases established by Unik of 13.2%(which continues demonstrating its strong presence in international markets), and by Girsa, of 8.7%. Exports contributed 44% to Desc's total consolidated sales.

OPERATING INCOME, MARGINS AND CASH FLOW
---------------------------------------

The Company's first quarter results showed a decrease compared with the first quarter of last year, given that the peso continued appreciating, affecting the relationship between peso-denominated costs and US dollar costs for a majority of our products (autoparts and chemicals); this was most evidenced by the 12% increase in employee salaries, in light of constant or decreasing prices for our products. In the petrochemicals sector, margins were pressured due to the difference between price increases for raw materials and the price increases for the finished goods; in the food division, margins were affected by the restructuring of ASF (Authentic Specialty Foods), similar to the one accomplished for Corfuerte. Cash flow (EBITDA) was US $89 million, versus US $95 million during the same period of last year. It is important to note that 1999 EBITDA without considering Campi (the poultry business which was sold in December of 1999) was US $88 million, thus, with this adjustment there would be no change in cash flow year-on-year.

[Graph showing operating cash flow, in millions of dollars:

           1st Quarter                    1998            90
           2nd Quarter                    1998           111
           3rd Quarter                    1998           108
           4th Quarter                    1998            97
           1st Quarter                    1999            96
           2nd Quarter                    1999           112
           3rd Quarter                    1999            98
           4th Quarter                    1999            99
           1st Quarter                    2000            89]


NET INCOME
----------

The Company's net income for the first quarter was US$45 million, a 42.7% decrease when compared to the same quarter of the previous year, due to a decrease in operating results as well as lower foreign exchange gains, and decreased financing gains from lower inflation.

TAXES
-----

For the first quarter, Desc provisioned US $24.7 million for the payment of taxes, which represents an amount similar to that of the same period of 1999.

As of January 2000, according to the new bulletin D-4 "accounting treatment for income and asset taxes and employee profit-sharing", Desc recognized the deferred taxes effect in the consolidated balance sheet which represented an initial effect on the equity of US $177 million, of which US $124 million corresponds to majority capital. This amount represents 10.3% of Desc's equity at December 31, 1999.


RELEVANT EVENTS
---------------

o As a consequence of the sovereign rating upgrade given to Mexico, international ratings agency Standard & Poor's improved the foreign currency ratings of our businesses in the following manner:

                                          Previous    Current

      DESC S.A. de C.V.                   BB           BB (+) Positive

      UNIK  S.A de C.V.                   BB           BB (+) Positive

      GIRSA S.A. de C.V.                  BB           BB (+) Positive



o Desc continued with its share buyback program. As of March 31, 2000, 58 million shares were repurchased. As of the date of this report, the total amount of shares repurchased is 75.4 million.


FINANCIAL STRUCTURE
-------------------

The following are the main highlights of Desc's Balance Sheet, as of March 31, 2000:

o During January 2000, Desc prepaid its syndicated loan for US $120 million which is due in January of 2001. Said payment was made through resources generated by the sale of the poultry business in December of 1999 and short-term financing. This payment was made to lower the financial expenses of the Group.

o During January 2000, the International Finance Corporation (IFC) granted Girsa a credit line of up to US $105 million, of which US$ 53 million will be rolled over from short-term debt to long-term debt due in 2010 (US $22.7 million at LIBOR +375 basis points and another for US $30.3 million at a fixed rate of 10.83%). The resources generated were utilized for the refinancing of short-term debt into long-term debt.

o At the end of the quarter, total debt was broken down into: 28% short-term debt and 72% long-term debt.

o Total debt in currency terms can be broken down as follows: 90% dollar-denominated and 10% peso-denominated.

o Desc will shortly complete a secondary offering of short-term notes for an approximate amount of Ps. $1 billion in equivalent Investment Units
      (UDIS), in order to reduce exposure to foreign currency and take advantage of expected lower inflation in Mexico.

                          NET DEBT AS OF MARCH 31, 2000

--------------------------------------------------------------------------------
                                3/31/2000                     12/31/1999
                                                          (AUDITED FIGURES)

           CASH                 US  $  114                    US $   169

           TOTAL DEBT           US  $1,064                    US $ 1,075

           NET DEBT             US  $  950                    US $   906
--------------------------------------------------------------------------------


                              RESULTS BY DIVISIONS
                              --------------------

                                UNIK (AUTOPARTS)

                     (MILLONS OF CONSTANT PESOS AND DOLLARS)


---------------------------------- ----------------------- -------------------- -------------------
                                             1Q                    1Q                 CHANGE
                                            2000                  1999                  %
---------------------------------- ----------------------- -------------------- -------------------
Sales (Ps.)                           2,615.4                 2,586.5                  1.1%
---------------------------------- ----------------------- -------------------- -------------------
SALES (US$)                             276.6                   234.0                 18.2%
---------------------------------- ----------------------- -------------------- -------------------
EXPORTS                                 174.4                   154.0                 13.2%
---------------------------------- ----------------------- -------------------- -------------------
Operating Income (P.s.)                 428.7                   426.0                  0.6%
---------------------------------- ----------------------- -------------------- -------------------
OPERATING INCOME (US$)                   45.4                    38.7                 17.2%
---------------------------------- ----------------------- -------------------- -------------------
Operating Margin                         16.4%                   16.5%                --
---------------------------------- ----------------------- -------------------- -------------------
Operating Cash Flow (ps.)               565.1                   565.8                 -0.1%
---------------------------------- ----------------------- -------------------- -------------------
OPERATING CASH FLOW (US$)                59.8                    51.3                 16.5%
---------------------------------- ----------------------- -------------------- -------------------

This quarter's results continued reflecting the positive impact of sales volumes in automobiles and light trucks in both Mexico and the United States, It is worth mentioning that this quarter record levels of production were achieved in Mexico reaching 429,395 units representing an increase of 19.3% against last year, in the domestic market an increment of 23.8% was recorded and in exports of 17.8%. During the quarter sales in dollar terms increased 18.2% versus the same period of last year, due to increased sales volumes in medium and light transmissions of 11.7%, in stamping products (pick up boxes and others) of 44.7%, in aluminum and steel wheels of 106.9%, in axles of 28.4%, cardan shafts of 24% and in cv joints of 12.8%.

Exports reached US $174.4 million, a 13.2% increase when compared to the same quarter of 1999, due to increases in transmissions, wheels, stamping products, cardan shafts and cv joints principally.

The operating margin remained at similar levels to last year; however, it must be noted that this was possible in spite of the appreciation of the peso, due to the increase in productivity and volumes.

The operating cash flow reached US $59.8 million, this being the highest level ever achieved for this segment of the Company.

During the quarter, Unik realized important investment projects, totaling approximately US $27 million and including:


      EXPANSION PROJECTS

      o     Expansion of the capacity of stamping and painting products

      o     Expansion and modernization of new installations of valves

      o     Installation of a new production line of cardan shafts

      o     Expansion and modernization of the aluminum and steel wheels plants

      MODERNIZATION PROJECTS

      o     Automation of several production and assembly lines of axles

      o     Automation of manufacturing processes of gears

      o Internal production of several components for transmission that were previously imported, as well as the continuation of the modernization and automation of these plants (Tremec and TSP)

      o Integration of the foundering with constant velocity joints components using state-of-the-art technology

      o Concentration of the installation of pistons in Celaya (Guanajuato), together with an aggressive modernization and automation program


                 GIRSA (PETROCHEMICALS AND DIVERSIFIED PRODUCTS)

              Figures in millions of pesos (Ps.) and dollars (US$)

--------------------------- ------------------ -------------- ---------------
                                  11Q00              1Q99         CHANGE %

Sales (Ps.)                       1,726.6         1,734.7           -0.5%

Sales (US$)                         183.0           157.1           16.5%

Exports                              49.4            45.4           88.7%

Operating Income (Ps.)              110.0           219.1           49.8%

Operating Income (US$)               11.7            19.9          -41.2%

Operating Margin                     6.4%            12.6%

Operating Cash Flow (Ps.)           173.1           293.0          -40.9%

Operating Cash Flow (US$)            18.4            26.6          -30.8%
--------------------------- ------------------ -------------- ---------------

As of this quarter, figures for the petrochemicals and diversified products will be presented as one sector, since the operations and management are in the same company. Total sales for the first quarter were US $183 million, reflecting a 16.5% increase from the same period of the previous year. Domestic sales in dollar terms increased 19.6% and exports grew 8.7%.

In most of the businesses of this segment volumes increased versus the same period of last year by approximately 6%, principally due to increases in the polystyrene in 40% and synthetic rubber in 6%.

Despite the positive operational results, increases in the price of primary petrochemicals raw materials have been registered, which have not been transferred into the prices of the final products; thus leading to the increase in cost production and deterioration in operating margins (see graph):

           [Graph showing raw materials price variation for butadiene, styrene and cumene for January 1999 to March 2000 period]

The petrochemicals cycle is at its lowest level in terms of prices, particularly phenol. However, price increases have been implemented as of April 2000.

In the diversified petrochemical products sector, prices continue to increase, and subsequently margins should begin to recover.

Phosphate prices has been stabilized and margins are slightly pressured by domestic inflation, which have not reflected on dollar indexed prices.

In Adhesive, sealants, acrylic and laminated products, volume increments of approximately 7% have been registered, as well as increases in operating margins of approximately 19%. These improved volumes are principally due to strong demand in the domestic market.

During the transition period for the consolidation of Girsa's results as one sector, we will temporarily present the breakdown of results as they were stated in previous quarterly reports:

------------------------- ---------------- --------------- -------------
PETROCHEMICALS                 1Q00              1Q99         Change %

Sales (US$)                     94                72           30.6%

Operating Margins              2.6%             11.8%

DIVERSE PRODUCTS                89                85            4.7%

Operating Margins             10.3%             13.4%
------------------------- ---------------- --------------- -------------

FIGURES IN MILLIONS OF DOLLARS

                            AGROBIOS (FOOD PRODUCTS)
                            ------------------------

Following are the 1Q00 figures for the agrobios business, which incorporates the results of the poultry division in the first quarter of 1999

------------------------------- -------------- -------------- ----------------
                                      1Q            1Q           1Q00 VS
                                     2000          1999            1Q99

Sales (ps.)                          751.2         1,365.2          -45.0%
SALES (US $)                          79.5           123.9          -35.8%
EXPORTS                               19.4%           19.3            0.7%
Operating income (Ps.)                16.6            89.5          -81.5
OPERATING INCOME (US$)                 1.8             8.1          -78.3%
Operating Margin                       2.2%            6.6%
Operating Cash Flow (Ps.)             54.4           144.4          -62.3%
OPERATING CASH FLOW (US $)             5.8            13.1          -56.0%
------------------------------- -------------- -------------- ----------------


THE FOLLOWING TABLE DEMONSTRATES RESULTS FOR THE AGROBIOS SEGMENT WITHOUT INCORPORATING THE RESULTS FOR THE POULTRY BUSINESS

-------------------------- --------------- ------------- -----------------
                                 1Q             1Q            1Q00 vs
                                2000           1999            1Q99

Sales (US$)                     79.5           73.1            8.8%
Operating Income (US$)           1.8            2.8          -36.1%
Operating Margin (US$)           2.2%           3.8%
EBITDA (US$)                     5.8            5.5            4.8%
-------------------------- --------------- ------------- -----------------

Does not include Campi

The quarter's lower results are due to lower sales volumes from Corfuerte and Nair, and were partially offset by higher volumes for pork, also Corfuerte and Nair prices rose below inflation levels; this situation is expected to normalize in the next months.

The decrease in operating income was also due to the restructuring of ASF and higher marketing costs in all businesses.

In the branded products division, marketing costs reached 4.8% of sales during the first quarter of 2000, higher than 2.3% of sales registered in the first quarter of 1999.

BRANDED PRODUCTS

CORFUERTE

o Lower sales volumes for Corfuerte were due to a decrease in sales for the industrial division (tomato paste for "food service"), which is expected to be offset by higher sales in the second half of the year.

o Overproduction of tomatoes has resulted in a 20% price decrease, which benefited the cost of production but affected sales volumes.

o The market share in tomato paste reached 58.6% between December 1999 and January 2000 versus 56.8% during the period between October November and 1999.

AUTHENTIC SPECIALTY FOODS (ASF)

o During the quarter, this segment showed a reduction in operating margins, primarily due to its sales product mix of low-margin products (jalapenos), and increased marketing costs for food service, due to its print media advertising campaign.

o During the first quarter a restructuring took place similar to that of Corfuerte. The strategy is based on the rationalization of SKUs and the expansion of the product base which allowed for the recovery of margins.

PORK

o For the quarter, the pork segment incorporated the results of its association with one of the most important producers in the southeastern and bajio zones. During the first quarter, production growth centers have been established (farms), and investment in points of sales was launched, which will permit wider distribution for the final product.

o International pork prices have demonstrated a positive trend towards the end of the first quarter, reaching US $0.415/pound, versus an average of US $0.315 in the same period of the last year.

Operating margins by division are as follows:


 ---------------------------- ------------------------------------------------
                                                    1Q
                              ------------------------------------------------
                                       2000                     1999
 ---------------------------- ------------------------ -----------------------
       BRANDED PRODUCTS
                              ------------------------ -----------------------
 Operating Margins                    4.07%                      8.1%
 ---------------------------- ------------------------ -----------------------
       COMMODITIES
                              ------------------------ -----------------------
 Operating Margins                   -0.02%                     -2.88%
 ---------------------------- ------------------------ -----------------------

Does not include Campi


                               DINE (REAL ESTATE)
                               ------------------

------------------------- -------------- ---------------- -----------------
                               1Q              1Q              CHANGE
                              2000            1999               %
                          -------------- ---------------- -----------------
Sales (Ps.)                    153.0           132.7            15.3%
                          -------------- ---------------- -----------------
SALES (US$)                     16.3            12.3            32.3%
                          -------------- ---------------- -----------------
Operating Income (Ps.)          36.0            47.1           -23.7%
                          -------------- ---------------- -----------------
OPERATING INCOME (US$)           3.9             4.4           -12.2%
                          -------------- ---------------- -----------------
Operating Margin                23.7%           35.7%
                          -------------- ---------------- -----------------
EBITDA (Ps.)                    50.3            55.3            -9.1%
                          -------------- ---------------- -----------------
EBITDA (US$)                     5.4             5.1             4.6%
------------------------- -------------- ---------------- -----------------


Sales during the quarter increased 32.3% versus the same quarter of last year. The projects contributing the most to this quarter's results were as follows:
Punta Mita (association with the Four Seasons) 55%, Bosques de Santa Fe 16%, Centro Comercial Santa Fe 13%, and Centro Corporativo Arcos Bosques 9%. It is expected that for the rest of the year Bosques de Santa Fe will have the most sales due to the fact that they will soon complete certain operations.

Operating income decreased 12.2% due to the consolidation of the Four Seasons Hotel operations and had lower margins than all the other projects.

OTHER HIGHLIGHTS DURING THE QUARTER INCLUDE:

o The Punta Mita project maintains occupation levels of 80% with tariffs above US $400.

o For the Punta Mita project, the sale of large lots ("Ranchos") were initiated, and the promotion of residential lots with ocean views and golf courses was continued.

o Bosques de Santa Fe is in the process of placing multi-family lots with well-known construction and luxury real estate firms.

o The Centro Corporativo, which has an association with ICA for the development of 17,000 m2 for office space, has progressed with the construction of the second module of the north building. Activities related to the pre-sale of this asset have been initiated.

o The placement of Hacienda de las Palmas inventory, resulting in a successful absorption by the market of 76.5 Hectares in five years.

                              FOR MORE INFORMATION
                              --------------------

------------------------------- ------------------------------------ ------------------------------------ --------------------------
     Arturo D'Acosta Ruiz              Alejandro de la Barreda          Alex Cancio, Peter Firestein              Web Page
  Corporate Treasury Director       Manager of Investor Relations        Thomson Financial Investor            www.desc.com.mx
                                                                                                               ---------------
    525 261 80 00 ext 2830              525 261 8000 ext 2813                     Relations
                                      abarredag@mail.desc.com.mx                212 701 1973
------------------------------- ------------------------------------ ------------------------------------ --------------------------

            CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2000 AND 1999 (Millions of Constant Mexican Pesos as of March 31, 2000)

                                                                             2000                            1999
CURRENT ASSETS
           Cash and cash equivalents                        Ps.$              1,054.9     Ps.$              1,586.9
           Their current assets                                               7,773.1                       7,647.7
                     Total current assets                                     8,828.0                       9,234.6
FIXED ASSETS                                                                 18,144.4                      19,046.1
INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES                                       69.4                         127.4
OTHER ASSETS                                                                  2,395.6                       2,700.9
                     Total assets                                            29,437.4                      31,109.0
LIABILITIES
           Liabilities without cost                         Ps.$              5,056.3     Ps.$              3,666.4
           Debt                                                               9,880.9                      11,309.2
                     Total liabilities                                       14,937.2                      14,975.6
STOCKHOLDERS' EQUITY
           Majority stockholders' equity                                     10,460.5                      12,143.8
           Minority stockholders' equity                                      4,039.7                       3,989.6
                     Total stockholders' equity                              14,500.2                      16,133.4
----------------------------------------------------------- --------- ------------------- ---------- ---------------------

                                DESC S.A.DE C.V.
         CONSOLIDATED STATEMENT OF INCOME AS OF MARCH 31, 2000 AND 1999
            (MILLIONS OF CONSTANT MEXICAN PESOS AS OF MARCH 31, 2000)


NET SALES                                                                     5,247.7                       5,819.1
OPERATING PROFIT                                            Ps.$                580.0     Ps.$                771.2
COMPREHENSIVE FINANCIAL RESULT                                                 (245.1)                       (614.6)
PROVISIONS FOR TAX AND EMPLOYEE PROFIT SHARING                                  233.4                         277.5
NET CONSOLIDATED PROFIT                                     Ps.$                548.7     Ps.$              1,073.9
ALLOCATION FOR NET CONSOLIDATED PROFIT

                     Majority interest                      Ps.$                425.2     Ps.$                857.3
                     Minority interest                      Ps.$                123.5     Ps.$                216.6
----------------------------------------------------------- --------- ------------------- ---------- ---------------------
COVENANT RATIOS
Interest coverage ratio                                                           3.9                           5.06
Total Debt/Capitalization                                                         0.41                          0.41
Earnings per share (last 12 months)                         Ps.$                     1    Ps.$                  1.04
Book Value                                                  Ps.                   7.69    Ps.$                  7.39
Earnings per ADS (last 12 months)                           US$                   2.15    US$                   2.18
FX RATE AT THE END OF THE QUARTER                                                 9.2845                        9.5200
----------------------------------------------------------- --------- ------------------- ---------- ---------------------

                            TOTAL OUTSTANDING SHARES

           Series "A"                                                        608,997,900                       41.6%
           Series "B"                                                        547,485,760                       37.4%
           Series "C"                                                        306,870,765                       21.0%
---------------------
           TOTAL                                                           1,463,354,425                      100.0%

                                                                          14